UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 2, 2013

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-182712) and our Registration

Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of

1934, in each case as amended

Commission file number: 1-14846

AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒            Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑             No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑            No:   ☒

Enclosures:	Unaudited condensed consolidated financial statements as of March 31, 2013 and December 31, 2012 and for each of the three month periods ended March 31, 2013 and 2012, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Prepared in accordance with US GAAP

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)
Sales and other income	1,474	1,720
Product sales	1,463	1,706
Interest, dividends and other	11	14
Cost and expenses	1,167	1,068
Production costs	835	785
Exploration costs	77	75
Related party transactions	(4)	(4)
General and administrative	68	70
Royalties	37	48
Market development costs	1	1
Depreciation, depletion and amortization	206	189
Interest expense	60	44
Accretion expense	11	8
Employment severance costs	6	3
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other (see note E)	25	(27)
Non-hedge derivative gain and movement on bonds (see note F)	(155)	(124)

Income before income tax and equity income in associates	307	652

Taxation expense (see note G)	(86)	(265)

Equity (loss)/income in associates	(1)	10

Net income	220	397

Less: Net income attributable to noncontrolling interests	(8)	(13)

Net income – attributable to AngloGold Ashanti	212	384

Income per share attributable to AngloGold Ashanti common stockholders: (cents) (see note I)

Net income
Ordinary shares	55	100
E Ordinary shares	27	50
Ordinary shares - diluted	21	68
E Ordinary shares - diluted	11	47

Weighted average number of shares used in computation
Ordinary shares	385,461,783	384,276,242
Ordinary shares - diluted	404,812,265	418,771,725
E Ordinary shares - basic and diluted	1,613,092	2,569,675

Dividend declared per ordinary share (cents)	5	26
Dividend declared per E ordinary share (cents)	3	13

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Prepared in accordance with US GAAP

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net income	220	397

Other comprehensive income consists of the following:

Translation (loss)/gain	(161)	102

Net (loss)/gain on available-for-sale financial assets arising during the period, net of tax of $2 million and $nil million, respectively	(12)	1
Reclassification of other-than-temporary impairments on available-for-sale financial assets to Net income during the period, net of tax of $nil million and $nil million, respectively	12	1

Other comprehensive income	(161)	104

Comprehensive income	59	501

Total comprehensive income attributable to:
AngloGold Ashanti	51	486
Noncontrolling interests	8	15

	59	501

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

Prepared in accordance with US GAAP

	At March 31,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
ASSETS
Current assets	2,507	2,790
Cash and cash equivalents	680	892
Restricted cash	34	35
Receivables	475	496
Trade	93	104
Recoverable taxes, rebates, levies and duties	231	247
Other	151	145
Inventories (see note C)	1,127	1,165
Materials on the leach pad (see note C)	128	128
Deferred taxation assets	63	74
Property, plant and equipment, net	7,176	7,235
Acquired properties, net	733	748
Goodwill and other intangibles, net	312	305
Other long-term inventory (see note C)	190	180
Materials on the leach pad (see note C)	472	445
Other long-term assets (see note L)	1,440	1,360
Deferred taxation assets	45	39

Total assets	12,875	13,102

LIABILITIES AND EQUITY
Current liabilities	1,710	1,959
Accounts payable and other current liabilities	951	1,007
Short-term debt	214	271
Short-term debt at fair value (see note D)	448	588
Tax payable	97	93
Other non-current liabilities	330	379
Long-term debt (see note D)	2,870	2,750
Derivatives	1	10
Deferred taxation liabilities	1,123	1,157
Provision for environmental rehabilitation	735	758
Provision for labor, civil, compensation claims and settlements	29	32
Provision for pension and other post-retirement medical benefits	194	209
Commitments and contingencies	—	—
Equity	5,883	5,848
Common stock
Share capital - 600,000,000 (2012 - 600,000,000) authorized ordinary shares of 25 ZAR cents each. Share capital - 4,280,000 (2012 - 4,280,000) authorized E ordinary shares of 25 ZAR cents each. Ordinary shares issued 2013 - 383,473,003 (2012 - 383,166,205). E ordinary shares issued 2013 - 700,000 (2012 - 700,000)	13	13

Additional paid in capital	8,814	8,808
Accumulated deficit	(1,912)	(2,103)
Accumulated other comprehensive income	(1,089)	(928)
Other reserves	36	36

Total AngloGold Ashanti stockholders’ equity	5,862	5,826
Noncontrolling interests	21	22
Total liabilities and equity	12,875	13,102

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Prepared in accordance with US GAAP

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net cash provided by operating activities	292	576
Net income	220	397
Reconciled to net cash provided by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	30	(8)
Depreciation, depletion and amortization	206	189
Deferred taxation	15	102
Movement in non-hedge derivatives and bonds	(155)	(124)
Equity loss/(income) in associates	1	(10)
Dividends received from associates	13	20
Other non cash items	5	16
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	3	22

Effect of changes in operating working capital items:
Receivables	16	(56)
Inventories	(22)	(23)
Accounts payable and other current liabilities	(40)	51
Net cash used in investing activities	(514)	(381)
Available for sale investments acquired	(3)	—
Held to maturity investments acquired	(29)	(39)
Contributions to associates and equity accounted joint ventures	(150)	(45)
Additions to property, plant and equipment	(348)	(312)
Interest capitalized and paid	(4)	(2)
Expenditure on intangible assets	(13)	(7)
Proceeds on sale of mining assets	—	1
Proceeds on redemption of held to maturity investments	27	36
Proceeds on disposal of associates and equity accounted joint ventures	5	20
Proceeds on disposal of subsidiary	1	—
Loans advanced to associates and equity accounted joint ventures	—	(15)
Change in restricted cash	—	(18)
Net cash generated/(used) by financing activities	20	(113)
Repayments of debt	(95)	(4)
Proceeds from debt	146	—
Debt issue costs	(5)	(8)
Dividends paid to common stockholders	(20)	(101)
Dividends paid to noncontrolling interests	(6)	—
Net (decrease)/increase in cash and cash equivalents	(202)	82
Effect of exchange rate changes on cash	(10)	22
Cash and cash equivalents - January 1,	892	1,112

Cash and cash equivalents - March 31,	680	1,216

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(unaudited)

(In millions, except share information)

	AngloGold Ashanti stockholders
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income* $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance - December 31, 2012	383,866,205	13	8,808	(928)	(2,103)	36	22	5,848

Net income					212		8	220

Other comprehensive income				(161)			—	(161)

Stock issues as part of Share Incentive Scheme	304,499	—	10					10
Stock issues in exchange for E Ordinary shares cancelled	1,207	—	—					—
Stock issues transferred from Employee Share Ownership Plan to exiting employees	1,092	—	—					—
Stock based compensation			(4)					(4)
Dividends					(21)		(9)	(30)

Balance - March 31, 2013	384,173,003	13	8,814	(1,089)	(1,912)	36	21	5,883

*	The cumulative charge, net of deferred taxation of $1 million (2012: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2012: $2 million).

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(unaudited)

(In millions, except share information)

	AngloGold Ashanti stockholders
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income* $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance - December 31, 2011	382,965,437	13	8,740	(832)	(2,575)	36	140	5,522

Net income					384		13	397

Other comprehensive income				102			2	104

Stock issues as part of Share Incentive Scheme	154,406	—	6					6
Stock issues in exchange for E Ordinary shares cancelled	2,269	—	—					—
Stock issues transferred from Employee Share Ownership Plan to exiting employees	3,564	—	—					—
Stock based compensation			9					9
Dividends					(101)			(101)

Balance - March 31, 2012	383,125,676	13	8,755	(730)	(2,292)	36	155	5,937

*

The cumulative charge, net of deferred taxation of $1 million (2011: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2011: $2 million).

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

The balance sheet as at December 31, 2012 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

Note B. Accounting developments

Recently adopted pronouncements

Reporting	of amounts reclassified out of accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“the Codification” or “ASC”) guidance was issued which requires additional disclosure of items reclassified from Accumulated Other Comprehensive Income (“AOCI”). An entity is required to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income. The Company adopted the updated guidance on January 1, 2013. Except for presentation changes, the adoption of this guidance had no impact on the Company’s financial statements.

Recently issued pronouncements

Cumulative translation adjustments upon derecognition

In March 2013, the FASB issued guidance which indicates that a cumulative translation adjustment (“CTA”) is attached to the parent’s investment in a foreign entity and should be released in a manner consistent with derecognition guidance on investments in entities. For public entities the guidance is effective prospectively for reporting periods beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note C. Inventories

	At March 31,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
The components of inventory consist of the following:

Short-term
Metals in process	233	267
Gold on hand (doré/bullion)	60	91
Ore stockpiles	513	512
Uranium oxide and sulfuric acid	12	11
Supplies	437	412

	1,255	1,293
Less: Materials on the leach pad (1)	(128)	(128)

	1,127	1,165

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At March 31,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Long-term
Metals in process	472	445
Ore stockpiles	190	180

	662	625
Less: Materials on the leach pad (2)	(472)	(445)

	190	180

(2)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note D. Debt

The Company's outstanding debt includes:

Debt carried at amortized cost

Rated bonds - issued April 2010

On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually.

Details of the rated bonds are summarized as follows:

	At March 31, 2013
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(unaudited)
		(in US Dollars, millions)
10-year unsecured notes	5.375	700	(1)	17	716
30-year unsecured notes	6.500	300	(5)	9	304

		1,000	(6)	26	1,020

	At December 31, 2012
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(in US Dollars, millions)
10-year unsecured notes	5.375	700	(1)	7	706
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	11	1,005

Rated bonds - issued July 2012

On July 25, 2012, the Company announced the pricing of an offering of $750 million aggregate principal amount of 5.125 percent notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company, at an issue price of 99.398 percent. The net proceeds from the offering were $737 million, after deducting discounts and estimated expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited. The transaction closed on July 30, 2012.

Details of the rated bonds are summarized as follows:

	At March 31, 2013
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(unaudited)
		(in US Dollars, millions)
10-year unsecured notes	5.125	750	(4)	6	752

	At December 31, 2012
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(in US Dollars, millions)
10-year unsecured notes	5.125	750	(5)	16	761

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note D. Debt (continued)

Debt carried at amortized cost (continued)

Loan facilities

On July 20, 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which replaced its $1.0 billion syndicated facility maturing in April 2014 which has been repaid and cancelled. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers under the facility. Amounts may be repaid and reborrowed under the facility during its five-year term. Amounts outstanding under the facility bear interest at LIBOR plus a margin that varies depending on the credit rating of AngloGold Ashanti Limited.

Details of the syndicated revolving credit facility are summarized as follows:

	At March 31, 2013
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited) (in US Dollars, millions)
$1.0 billion syndicated revolving credit facility	LIBOR + 1.5	0.525	1,000	1,000	—

	At December 31, 2012
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%	(in US Dollars, millions)
$1.0 billion syndicated revolving credit facility	LIBOR + 1.5	0.525	1,000	1,000	—

In February 2013, AngloGold Ashanti Holdings plc, a wholly owned subsidiary of AngloGold Ashanti Limited entered into a syndicated bridge loan facility agreement pursuant to which a syndicate of banks agreed to make available $750 million to AngloGold Ashanti Holdings plc. This facility matures in May 2014 and can be extended for an additional twelve months to May 2015.

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., as guarantors, each guaranteed all payments and other obligations of the borrower and the other guarantors under the $750 million syndicated bridge loan facility.

Details of the syndicated bridge loan facility are summarized as follows:

	At March 31, 2013
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited) (in US Dollars, millions)
$750 million syndicated bridge loan facility	LIBOR + 1.5	0.525	750	750	—

(1)	Outstanding amounts bear interest at a margin over the London Interbank Offered Rate (“LIBOR”).
(2)	Commitment fees are payable quarterly in arrears on the undrawn portion of the facility.

Syndicated revolving credit facility (A$600 million)

On December 22, 2011, AngloGold Ashanti Australia Limited, a wholly owned subsidiary of AngloGold Ashanti Limited, entered into a four-year revolving credit facility of A$600 million with a syndicate of banks. AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and reborrowed under the facility during its four-year term. An amount of $110 million was drawn down during the three months ended March 31, 2013 under the facility.

	At March 31, 2013
	Interest rate (3)	Commitment fee (4)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited) (in US Dollars, millions)
A$600 million syndicated revolving credit facility	BBSY + 2	1	626	249	377

	At December 31, 2012
	Interest rate (3)	Commitment fee (4)	Total facility	Undrawn facility	Total drawn facility
	%	%	(in US Dollars, millions)
A$600 million syndicated revolving credit facility	BBSY + 2	1	625	359	266

(3)	Outstanding amounts bear interest at a margin over the Bank Bill Swap Bid Rate (“BBSY”).
(4)	A commitment fee of 50 percent of the applicable margin is payable quarterly in arrears on the undrawn portion of the facility.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note D. Debt (continued)

Convertible bonds

The issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent was concluded on May 22, 2009. These bonds are convertible into ADSs at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion. The conversion price is subject to adjustment on occurrence of certain events, as described in the terms and conditions of the bonds.

The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds.

The convertible bonds and associated derivative liability (which has been accounted for separately) are summarized as follows:

	At March 31,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)

Convertible bonds
Senior unsecured fixed rate bonds	694	686
Accrued interest	10	3

	704	689

Convertible bond derivative liability
Balance at beginning of period	9	92
Fair value movements on conversion features of convertible bonds (1)	(9)	(83)

Balance at end of period (2)	—	9

(1)	Fair value movements for three months ended March 31, 2013 and twelve months ended December 31, 2012, respectively.
(2)	As a result of the significant decrease in the Company's share price, the conversion feature of the convertible bonds as at March 31, 2013 amounts to nil.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note D. Debt (continued)

Debt carried at fair value

Mandatory convertible bonds

In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of ADSs, ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount.

Other convertible bonds that have been issued by the Company will only be settled in equity if future events, outside of the control of the Company, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognized at amortized cost.

In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized at a quarterly coupon rate of 6 percent per annum. Fair value adjustments are included in Non-hedge derivative gain and movement on bonds in the income statement. See note F.

The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at March 31, 2013, the actual share price was $23.55.

The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The mandatory convertible bonds are summarized as follows:

	At March 31,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)

Mandatory convertible bonds
Short-term debt at fair value	448	588

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note E. Loss/(profit) on sale of assets, realization of loans, indirect taxes and other

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Inventory write-off due to fire at Geita	14	—
Impairment of investments	12	1
Indirect tax expenses and legal claims (1)	3	6
Loss on disposal of land, equipment and assets, mineral rights, exploration properties and other	2	2
Legal fees and other costs related to Mining and Building Contractors Limited contract termination	2	—
Settlement costs of a legal claim at First Uranium (Pty) Limited	2	—
Profit on disposal of AGA-Polymetal Strategic Alliance (2)	—	(20)
Royalties received (3)	(10)	(16)

	25	(27)

Taxation expense on above items	1	4

(1) Indirect taxes and legal claims are in respect of:
Guinea	4	3
Brazil	(2)
United States of America		2
Colombia	1
Argentina		1

(2) On February 8, 2012, the transaction to dispose of the AGA-Polymetal Strategic Alliance to Polyholding Limited was completed. These assets were fully impaired as at December 31, 2011.

(3) Royalties received include:

Newmont Mining Corporation (2009 sale of Boddington Gold mine)	(8)	(14)
Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine)	(2)	(1)
Other royalties		(1)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note F. Non-hedge derivative gain and movement on bonds

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US dollars, millions)

Non-hedge derivative gain

Gain on non-hedge derivatives	15	43

The net gain recorded in the three months ended March 31, 2013 relates to fair value movements of the conversion features of convertible bonds and movements on other commodity contracts.

Movement on bonds
	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Fair value gain on mandatory convertible bonds (See Note D)	140	81

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note G. Taxation

The net taxation expense in the three months ended March 31, 2013 compared to a net expense for the same period in 2012, constitutes the following:

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Charge for current taxation (1)	71	163
Charge for deferred taxation (2)	15	102

	86	265

Income before income tax and equity income in associates	307	652

(1)	The lower current taxation in 2013 is mainly due to lower earnings resulting from increased operating costs, lower production and a decrease in the gold price.
(2)	The lower deferred taxation in 2013 mainly relates to the increase in enacted statutory taxation rate (from 25 percent to 30 percent) in 2012 in Ghana not being repeated in 2013.

Uncertain taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits, is as follows:

	At March 31,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Balance at beginning of period	93	78
Additions for tax positions of prior years	—	17
Translation	(4)	(2)

Balance at end of period	89	93

Unrecognized tax benefits are summarized as follows:
Recognized as a reduction of deferred tax assets	40	40
Recognized in other non-current liabilities (1)	49	53

Balance at end of period	89	93

(1) Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

	(in US Dollars, millions)

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the three months ended and as at March 31, 2013, interest recognized and interest accrued amounted to:

Interest recognized during the three months ended March 31, 2013		1
Interest accrued as at March 31, 2013		14

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note H. Segment information

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Committee, in evaluating operating performance of the Company and making resource allocation decisions.

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenues by area
South Africa	517	529
Continental Africa	535	728
Australasia	95	115
Americas	393	427
Other, including Corporate and Non-gold producing subsidiaries	4	7

	1,544	1,806
Less: Equity method investments included above	(70)	(86)

Total revenues	1,474	1,720

Segment income/(loss)
South Africa	139	156
Continental Africa	78	302
Australasia	(2)	33
Americas	160	222
Other, including Corporate and Non-gold producing subsidiaries	(78)	(29)

Total segment income	297	684

The following are included in segment income/(loss):

Interest revenue
South Africa	2	7
Continental Africa	—	2
Australasia	—	1
Americas	3	1
Other, including Corporate and Non-gold producing subsidiaries	1	1

Total interest revenue	6	12

Interest expense
South Africa	3	1
Continental Africa	1	1
Australasia	2	—
Americas	1	—
Other, including Corporate and Non-gold producing subsidiaries	53	42

Total interest expense	60	44

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note H. Segment information (continued)

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Equity income/(loss) in associates
South Africa	1	—
Continental Africa	15	12
Americas	(1)	—
Other, including Corporate and Non-gold producing subsidiaries	(16)	(2)

Total equity (loss)/income in associates	(1)	10

Reconciliation of segment income to Net income - attributable to AngloGold Ashanti
Segment total	297	684
Exploration costs	(77)	(75)
General and administrative expenses	(68)	(70)
Market development costs	(1)	(1)
Non-hedge derivative gain and movement on bonds	155	124
Taxation expense	(86)	(265)
Noncontrolling interests	(8)	(13)

Net income - attributable to AngloGold Ashanti	212	384

	At March 31, 2013	At December 31, 2012
	(unaudited)
	(in US Dollars, millions)
Segment assets
South Africa	3,225	3,570
Continental Africa	4,966	4,752
Australasia	1,093	1,007
Americas	2,880	2,894
Other, including Corporate and Non-gold producing subsidiaries	711	879

Total segment assets	12,875	13,102

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note I. Income per share data

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
The following table sets forth the computation of basic and diluted income per share (in US dollars millions, except per share data):

Ordinary shares undistributed income	191	282
E Ordinary shares undistributed income	—	1

Total undistributed income	191	283

Ordinary shares distributed income	21	101
E Ordinary shares distributed income	—	—

Total distributed income (1)	21	101

Numerator - Net income

Attributable to Ordinary shares (2)	212	383
Attributable to E Ordinary shares	—	1

Total attributable to AngloGold Ashanti	212	384

In calculating diluted income per ordinary share, the following were taken into consideration:

Income attributable to equity shareholders	212	383
Interest expense on convertible bonds	18	18
Amortization of issue cost and discount on convertible bonds	8	8
Fair value adjustment on convertible bonds included in income	(149)	(124)

Income used in calculation of diluted earnings per ordinary share	89	285

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
Denominator for basic income per ordinary share
Ordinary shares	383,423,554	382,305,903
Fully vested options (3)	2,038,229	1,970,339

Weighted average number of ordinary shares (2)	385,461,783	384,276,242

Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options	1,210,482	970,868
Dilutive potential of convertible bonds	18,140,000	33,524,615
Dilutive potential of E Ordinary shares (4)	—	—

Denominator for diluted income per share - adjusted weighted average number of ordinary shares and assumed conversions	404,812,265	418,771,725

Weighted average number of E Ordinary shares used in calculation of basic and diluted income per E Ordinary share	1,613,092	2,569,675

(1)        Withholding tax on dividends and other distributions to shareholders of 15 percent became effective on April 1, 2012. The withholding tax, which was announced by the South African government on February 21, 2007, replaced the Secondary Tax on Companies.

(2)        The mandatory convertible bonds issued during 2010 are not included in basic income per common share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument.

(3)        Compensation awards are included in the calculation of basic income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

The calculation of diluted income per common share did not assume the effect of the following number of shares as their effects are anti-dilutive:
(4) Issuable upon the conversion of E Ordinary shares	299,479	363,977

The effect of rounding may result in computational differences.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note J. Reclassifications out of accumulated other comprehensive income

	For the three months ended March 31, 2013
	(unaudited)
	(in US Dollars, millions)
	Unrealized gain on marketable securities, net	Foreign currency translation adjustments	Changes in fair value of cash flow hedge instruments	Total
	$	$	$	$
Balance - December 31, 2012	25	(951)	(2)	(928)
Change in other comprehensive income before reclassifications	(12)	(161)		(173)
Reclassifications from accumulated other comprehensive income	12			12

Net current period other comprehensive income	—	(161)	—	(161)

Balance - March 31, 2013	25	(1,112)	(2)	(1,089)

Details about accumulated other comprehensive income components	Reclassifications from accumulated other comprehensive income $	Affected line item in the condensed consolidated statement of income
Realized loss on marketable securities:
Impairment of marketable securities	12	Loss/(profit) on sale of assets, realization of loans, indirect taxes and other

Total before tax	12
Tax expense/(benefit)	—

Net of tax	12

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note K. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

	Three months ended March 31,
	2013		2012
	(unaudited)		(unaudited)
	(in US Dollars, millions)
	Pension benefits	Other benefits	Pension benefits	Other benefits

Service cost	2	—	1	19
Interest cost	5	3	5	4
Expected return on plan assets	(7)	—	(6)	—

Net periodic benefit cost	—	3	—	23

Employer contributions

(in US Dollars, millions)
Expected contribution for 2013 (1)	17
Actual contribution for the three months ended March 31, 2013	3

(1)	The Company’s expected contribution to its pension plan and other post-retirement medical benefits in 2013 as disclosed in the Company’s Form 20-F for the year ended December 31, 2012.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note L. Other long-term assets

	At March 31,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Investments in associates - unlisted	55	63
Investments in associates - listed	12	18
Investments in equity accounted joint ventures	1,116	972

Carrying value of equity method investments	1,183	1,053
Investment in marketable equity securities - available for sale	56	69
Investment in marketable debt securities - held to maturity	6	7
Investment in non-marketable equity securities - available for sale	2	2
Investment in non-marketable assets - held to maturity	2	3
Investment in non-marketable debt securities - held to maturity	81	86
Restricted cash	29	29
Other non-current assets	81	111

	1,440	1,360

Impairment of associates and equity accounted joint ventures (1)

The Company recognized the following impairments which are included in equity income in associates:

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Associates

Mariana Resources Limited (2)	4	—
Equity accounted joint ventures

Société d’Exploitation des Mines d’Or de Yatela S.A. (3)	1	—

	5	—

(1)	The impairments recognized had no tax effects.
(2)	The carrying amount of the listed associate was written down to fair value.
(3)	Investment fully impaired.

Investment in marketable equity securities - available for sale

Available for sale investments in marketable equity securities consists of investments in ordinary shares and collective investment schemes.

	At March 31,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Cost	33	50
Gross unrealized gains	23	21
Gross unrealized losses	—	(2)

Fair value (net carrying value)	56	69

Other-than-temporary impairments of marketable equity securities – available for sale

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
International Tower Hill Mines Ltd (United States of America)	9	—
First Uranium Corporation (South Africa)	2	1
Stratex International plc (Isle of Man)	1	—

	12	1

The impairments recognized resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement.

In addition, the Company holds various equities as strategic investments in gold exploration companies. Three of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note L. Other long-term assets (continued)

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months	More than 12 months	Total
	(in US Dollars, millions)
At March 31, 2013

Aggregate fair value of investments with unrealized losses	2	—	2

Aggregate unrealized losses	—	—	—

At December 31, 2012

Aggregate fair value of investments with unrealized losses	27	—	27

Aggregate unrealized losses	(2)	—	(2)

	At March 31,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)

Investment in marketable debt securities - held to maturity	6	7

Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $10 million (2012: $11 million) and gross unrealized gains of $4 million (2012: $4 million).

Investment in non-marketable equity securities - available for sale	2	2
The non-marketable equity investments mainly represent shares held in XDM Resources Limited.

Investment in non-marketable assets - held to maturity	2	3
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Investment in non-marketable debt securities - held to maturity	81	86
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

As at March 31, 2013 the contractual maturities of debt securities were as follows:

Marketable debt securities

Less than one year	2
After ten years	4

	6

Non-marketable debt securities

Less than one year	81

Restricted cash	29	29
Restricted cash mainly represent cash balances held by environmental rehabilitation trust funds and an environmental protection bond.

Financing receivables

Loans of $40 million (2012: $40 million) to equity accounted joint ventures and associates are included in Other long-term assets. There are no allowances for credit losses relating to these loans. Credit quality of loans is monitored on an ongoing basis.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note M. Financial and derivative instruments

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The Audit and Corporate Governance Committee has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for speculative purposes.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. As at March 31, 2013, the Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure. Cash flow hedge losses pertaining to capital expenditure of $3 million as at March 31, 2013 are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense equally until 2019.

A gain on non-hedge derivatives of $15 million was recorded in the three months ended March 31, 2013 (2012: $43 million). See note F “Non-hedge derivative gain and movement on bonds” for additional information.

Gold price management activities

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company eliminated its hedge book during 2010 and has since had full exposure to the spot price of gold.

Foreign exchange price risk protection agreements

The Company, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at March 31, 2013, the Company had no open forward exchange or currency option contracts in its currency hedge position.

Interest and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks.

The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note M. Financial and derivative instruments (continued)

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the period. The Company spreads it business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.

The combined maximum credit risk exposure at March 31, 2013 amounts to $268 million. Credit risk exposure netted by open derivative positions with counterparts was $nil million as at March 31, 2013. No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at March 31, 2013 and December 31, 2012, are as follows (assets (liabilities)):

	March 31, 2013		December 31, 2012
	(unaudited)
	(in US Dollars, millions)
	Carrying amount	Fair Value	Carrying amount	Fair Value
Cash and cash equivalents	680	680	892	892
Restricted cash	63	63	64	64
Short-term debt	(214)	(214)	(271)	(271)
Short-term debt at fair value	(448)	(448)	(588)	(588)
Long-term debt	(2,870)	(2,992)	(2,750)	(2,871)
Derivatives	(1)	(1)	(10)	(10)
Marketable equity securities - available for sale	56	56	69	69
Marketable debt securities - held to maturity	6	10	7	11
Non-marketable equity securities - available for sale	2	2	2	2
Non-marketable assets - held to maturity	2	2	3	3
Non-marketable debt securities - held to maturity	81	81	86	86

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note M. Financial and derivative instruments (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) is estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Investments

Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable equity securities classified as available for sale are carried at cost or fair value, where fair value can be reliably measured.

Fair value of the derivative liabilities split by accounting designation

		At March 31, 2013
		(unaudited)
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total
Option component of convertible bonds	Non-current liabilities - derivatives	—	—
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(1)	(1)

		At December 31, 2012
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total
Option component of convertible bonds	Non-current liabilities - derivatives	(9)	(9)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(10)	(10)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note M. Financial and derivative instruments (continued)

Non-hedge derivative gain and movement on bonds recognized

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Unrealized (1)
Option component of convertible bonds	9	43
Other commodity contracts	6	—
Fair value movement on mandatory convertible bonds	140	81

Non-hedge derivative gain and movement on bonds	155	124

(1)	Unrealized gains on non-hedge derivatives are included in “Non-hedge derivative gain and movement on bonds” in the income statement.

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2013	Changes in fair value and other movements recognized in 2013	Reclassification adjustments	Accumulated other comprehensive income as of March 31, 2013
	(unaudited)
	(in US Dollars, millions)
Derivatives designated as
Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

	Accumulated other comprehensive income as of January 1, 2012	Changes in fair value and other movements recognized in 2012	Reclassification adjustments	Accumulated other comprehensive income as of March 31, 2012
	(unaudited)
	(in US Dollars, millions)
Derivatives designated as
Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note N. Commitments and contingencies

Capital expenditure commitments:

At March 31,
2013
(unaudited)
(in US Dollars, millions)
Contracts for capital expenditure	1,210
Authorized by the directors but not yet contracted for	1,946

3,156

The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

At March 31,
2013
(unaudited)
(in US Dollars, millions)
Contingent liabilities

Groundwater pollution (1)	—
Deep groundwater pollution (2)	—
Indirect taxes - Ghana (3)	25
AngloGold Ashanti (Ghana) Limited - litigation (4)	—
Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (5)	—
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda (6)	40
Sales tax on gold deliveries - Mineração Serra Grande S.A. (7)	110
Other tax disputes - Mineração Serra Grande S.A. (8)	19
Tax dispute - AngloGold Ashanti Colombia S.A. (9)	156

Contingent assets

Indemnity - Kinross Gold Corporation (10)	(67)
Royalty - Boddington Gold Mine (11)	—
Royalty - Tau Lekoa Gold Mine (12)	—

Financial guarantees

Oro Group surety (13)	11
AngloGold Ashanti USA reclamation bonds (14)	132
AngloGold Ashanti Australia environmental bonds (15)	52
AngloGold Ashanti environmental guarantees (16)	149
AngloGold Ashanti Iduapriem environmental guarantees (17)	32
Ashanti Goldfields Kilo Sarl environmental guarantees (18)	10
Guarantee provided for syndicated revolving credit facility (19)	—
Guarantee provided for syndicated bridge loan facility (20)	—
Guarantee provided for mandatory convertible bonds (21)	791
Guarantee provided for rated bonds - issued April 2010 (22)	1,026
Guarantee provided for rated bonds - issued July 2012 (23)	756
Guarantee provided for convertible bonds (24)	743
Guarantee provided for A$ syndicated revolving credit facility (25)	377

Performance guarantees
Gold delivery - Mine Waste Solutions (26)	—

Hedging guarantees
Gold delivery guarantees (27)	—

4,362

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

(1) Ground water pollution

The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (“MNA”) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

(2) Deep ground water pollution

The Company has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation.

At March 31,
2013
(unaudited)
(in US Dollars, millions)

(3) Indirect taxes - Ghana

AngloGold Ashanti (Ghana) Limited received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

The assessment is approximately:	25

(4) AngloGold Ashanti (Ghana) Limited - litigation	—

On April 2, 2013, AngloGold Ashanti (Ghana) Limited (“AGAG”) received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (“PTP”) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to operation of the PTP. AGAG has filed a notice of intention to defend. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

(5) ODMWA litigation

On March 3, 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the ODMWA. This judgment allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (“OLD”), including several potential class actions and individual claims.

For example, on or about August 21, 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On September 4, 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about January 8, 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from January 1, 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after January 1, 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.

In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $9 million. On October 22, 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The Company is unable to reasonably estimate its share of the amounts claimed.

At March 31,
2013
(unaudited)
(in US Dollars, millions)
(6) Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda

In November 2007, the Departamento Nacional de Produçâo Mineral (“DNPM”), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (“AABM”) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (“CFEM”) in the period from 1991 to 2006. The amount involved is approximately:	21

Subsidiaries of the Company in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately:	19

40

Management is of the opinion that these taxes are not payable.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

At March 31,
2013
(unaudited)
(in US Dollars, millions)
(7) Sales tax on gold deliveries - Mineração Serra Grande S.A.

In 2005 and 2006, Mineração Serra Grande S.A. (“MSG”) received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12 percent on gold deliveries for export from one Brazilian state to another during the period from February 2004 to July 2006. In January 2007, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. In October 2011, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (“COMEX”) for review and verification. Both cases have been remitted to the COMEX. On May 28, 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favor of the State of Goiás, however reduced the penalties of the two tax assessments from 200 percent to 80 percent. The Company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities for the possible taxes payable (50 percent of this guarantee will be covered by the Kinross indemnification. See item 9 below).

The assessments are approximately:	110

(8) Other tax disputes - Mineração Serra Grande S.A.

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The assessment is approximately:	19

(9) Tax dispute - AngloGold Ashanti Colombia S.A.

AngloGold Ashanti Colombia S.A. (“AGAC”) received notice from the Colombian Tax Office (“DIAN”) that it disagreed with the Company's tax treatment of certain items in the 2010 and 2011 income tax returns. The Company believes that it has applied the tax legislation correctly. The Company is considering defending AGAC's position.

Details of the disputes are as follows:

Estimated additional tax payable if tax returns are amended	25

Expected penalties and interest on the above (based on Colombian tax law)	131

156

(10) Indemnity - Kinross Gold Corporation	(67)

As part of the acquisition by AngloGold Ashanti of the remaining 50 percent interest in MSG during June 2012, Kinross Gold Corporation has provided an indemnity to a maximum amount of BRL255 million ($127 million at quarter end exchange rates) against the specific exposures discussed in items 7 and 8 above.

(11) Royalty - Boddington Gold Mine

As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty is payable in each quarter from and after the second quarter in 2010, within forty five days of reporting period close and is capped at a total amount of $100 million.

Details of the royalty are as follows:

Total royalties recorded to date	68

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

At March 31,
2013
(unaudited)
(in US Dollars, millions)
(12) Royalty - Tau Lekoa Gold Mine

As a result of the sale of the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable. The royalty will be determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 331,558 ounces produced have been received to date.

Royalties received during the three months ended March 31, 2013	2

(13) Oro Group surety	11

The Company has provided surety in favor of a lender on a gold loan facility with its associate Oro Group (Proprietary) Limited and one of its subsidiaries. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

(14) AngloGold Ashanti USA reclamation bonds	132

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(15) AngloGold Ashanti Australia environmental bonds	52

Pursuant to Australia environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti Australia has posted bonds with state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti Australia not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(16) AngloGold Ashanti environmental guarantees	149

Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

At March 31,
2013
(unaudited)
(in US Dollars, millions)
(17) AngloGold Ashanti Iduapriem environmental guarantees	32

Pursuant to Ghanaian mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, AngloGold Ashanti Iduapriem Limited has secured bank guarantees to cover potential rehabilitation obligations for the Iduapriem mine. The obligations will expire upon compliance with all provisions of the environment management program in terms of Ghanaian mining laws. AngloGold Ashanti Iduapriem is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti Iduapriem under its guarantee.

(18) Ashanti Goldfields Kilo Sarl environmental guarantees	10

Pursuant to the Democratic Republic of Congo (“DRC”) mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, Ashanti Goldfields Kilo Sarl has secured bank guarantees to cover potential rehabilitation obligations for the Mongbwalu project. The obligations will expire upon compliance with all provisions of the environment management program in terms of the DRC mining laws. Ashanti Goldfields Kilo Sarl is not indemnified by third parties for any of the amounts that may be paid by Ashanti Goldfields Kilo Sarl under its guarantee.

(19) Guarantee provided for syndicated revolving credit facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., as guarantors, each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion five-year revolving credit facility entered into during July 2012.

The total amount outstanding under this facility as at March 31, 2013 amounted to:	—

(20) Guarantee provided for syndicated bridge loan facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., as guarantors, each guaranteed all payments and other obligations of the borrower and the other guarantors under the $750 million syndicated bridge loan facility entered into during February 2013.

The total amount outstanding under this facility as at March 31, 2013 amounted to:	—

(21) Guarantee provided for mandatory convertible bonds	791

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789 million 6 percent mandatory convertible bonds due 2013.

(22) Guarantee provided for rated bonds - issued April 2010	1,026

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

(23) Guarantee provided for rated bonds - issued July 2012	756

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $750 million 5.125 percent rated bonds due 2022.

(24) Guarantee provided for convertible bonds	743

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

At March 31,
2013
(unaudited)
(in US Dollars, millions)
(25) Guarantee provided for A$ syndicated revolving credit facility

AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc, as guarantors, each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600 million four-year revolving credit facility entered into during December 2011.

The total amount outstanding under this facility as at March 31, 2013 amounted to:	377

(26) Gold delivery - Mine Waste Solutions	—

As part of the acquisition by AngloGold Ashanti of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, AngloGold Ashanti agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25 percent of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500 ounces over the life of the contract. As at March 31, 2013, 286,913 ounces remain to be delivered against the guarantee over the life of the contract.

(27) Gold delivery guarantees	—

The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. At March 31, 2013 the Company had no open gold hedge contracts.

Vulnerability from concentrations

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82 percent.

The recoverable value added tax, fuel duties and appeal deposits are summarized as follows:

Recoverable value added tax	27

Recoverable fuel duties (1)	34

Appeal deposits	4

(1)	Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note O. Recent developments

Announcements made after March 31, 2013:

AngloGold Ashanti to sell Navachab mine

On April 30, 2013, the Company announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 74,000 ounces of gold in 2012.

Management has selected a number of potential bidders who meet management’s qualifying criteria and have asked them to submit binding bids. Navachab is not viewed as part of the core assets of the Company and no longer forms part of the long-term business strategy of the group. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.

The Company will continue to generate significant cash flows from the production and sale of gold from its remaining operations in Continental Africa. Consequently, due to the migration of cash flows and in accordance with FASB ASC guidance on discontinued operations, Navachab will not be classified as a discontinued operation.

As at March 31, 2013, the carrying amounts of major classes of assets and liabilities of Navachab included:

(unaudited)
(in US Dollars, millions)
Cash and cash equivalents	1
Trade and other receivables	18
Inventories	73
Property, plant and equipment	70
Goodwill and other intangibles	3
Trade and other payables	(36)
Long-term debt	(10)
Deferred taxation	(24)
Provision for environmental rehabilitation	(5)

Net assets	90

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note P. Declaration of dividends

Details of the final dividends of 2012 and interim dividends of 2013 are set forth in the table below:

	Ordinary shareholders		E ordinary shareholders
	Final dividend	Interim dividends	Final dividend	Interim dividends
	2012	2013	2012	2013
Declaration date	Feb 18, 2013	May 10, 2013	Feb 18, 2013	May 10, 2013
Record date	Mar 15, 2013	May 31, 2013	Mar 15, 2013	May 31, 2013
Payment date - Ordinary shareholders	Mar 28, 2013	Jun 14, 2013	Mar 28, 2013	Jun 14, 2013
Payment date - CDIs	Mar 28, 2013	Jun 14, 2013
Payment date - GhDSs	Apr 2, 2013	Jun 17, 2013
Payment date - ADSs	Apr 8, 2013	Jun 24, 2013
Dividend amount per share - declared (US cents)	5.340	5.020	2.670	2.510
Dividend amount per share - declared (South African cents)	50.0	50.0	25.0	25.0
Dividend amount per share - paid (US cents) (1)	4.539	4.267	2.270	2.134
Dividend amount per share - paid (South African cents) (1)	42.50	42.50	21.25	21.25

(1)	Net of 15 percent withholding tax.

Withholding tax on dividends and other distributions to shareholders of 15 percent became effective on April 1, 2012. The withholding tax, which was announced by the South African government on February 21, 2007, replaces the Secondary Tax on Companies.

Dividends are declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.

Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note Q. Fair value measurements

The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company’s financial assets and (liabilities) measured at fair value, by level, within the hierarchy as at March 31, 2013 (in US Dollars, millions):

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	680			680
Marketable and non-marketable equity securities	56	2		58
Mandatory convertible bonds	(448)			(448)
Embedded derivatives		(1)		(1)
Option component of convertible bonds		—		—

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and collective investment schemes and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s non-marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and were valued using the issue price obtained in a private equity raising which was completed during December 2012.

The Company’s mandatory convertible bonds are included in debt at fair value in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are classified within Level 2 of the fair value hierarchy.

The following inputs were used in the valuation of the conversion features of convertible bonds as at March 31:

2013
Market quoted bond price (percent)	101.6
Fair value of bond excluding conversion feature (percent)	101.6
Fair value of conversion feature (percent)	—
Total issued bond value ($ million)	732.5

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note Q. Fair value measurements (continued)

The option component of the convertible bonds is calculated as the difference between the price of the bond including the option component (bond price) and the price excluding the option component (bond floor price).

An independent service provider pricing formation was used in the valuation of the option component of convertible bonds. The Company has internal controls in place to evaluate the observable market information used in calculating the bond floor price by the pricing service. In recalculating the bond floor price the Company evaluated that the pricing information obtained was accurate and complete. No adjustments were made to prices obtained from the independent pricing service.

Three months ended March 31,
2013
(unaudited)
(in US Dollars, millions)
Items measured at fair value on a non-recurring basis
During the three months ended March 31, 2013, the Company fully impaired its equity method investment in Société d’Exploitation des Mines d’Or de Yatela S.A. In addition, the Company impaired its listed associate Mariana Resources Limited, to fair value of $1 million. See Note L. This resulted in a loss, which is included in equity income in associates, of:	5

The above items are summarized as follows:

	Fair value	Level 1	Level 2	Level 3	Total gain/(loss)
Description	$	$	$	$	$
Associates and equity accounted joint ventures	1	1			(5)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note R. Related party transactions

Agreement with Izingwe Property Managers (Proprietary) Limited

AngloGold Ashanti has entered into an agreement (“Agreement”) with Izingwe Property Managers (Proprietary) Limited (“Izingwe Property”) under which Izingwe Property will assist AngloGold Ashanti in the planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles will be those of development and project manager and main contractor. As at March 31, 2013, the terms of the Agreement called for payments from AngloGold Ashanti to Izingwe Property in the amount of $6.7 million in consideration for Izingwe Property’s services. Mr. Sipho Pityana, a non-executive director of the Company, is Chairman and a 44 percent shareholder of Izingwe Holdings (Proprietary) Limited (“Izingwe”), AngloGold Ashanti’s BEE partner. Izingwe Capital (Proprietary) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

Note S. Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Notes D “Debt” and N “Commitments and Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia). The following is condensed consolidating financial information for the Company as of March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Sales and other income	514	—	997	(37)	1,474
Product sales	477	—	986	—	1,463
Interest, dividends and other	37	—	11	(37)	11
Costs and expenses	410	21	740	(4)	1,167
Production costs	266	—	569	—	835
Exploration costs	2	1	74	—	77
Related party transactions	(3)	—	(1)	—	(4)
General and administrative expenses/(recoveries)	65	(8)	19	(8)	68
Royalties paid	7	—	30	—	37
Market development costs	—	—	1	—	1
Depreciation, depletion and amortization	67	—	139	—	206
Interest expense	3	27	30	—	60
Accretion expense	3	—	8	—	11
Employment severance costs	2	—	4	—	6
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(2)	1	22	4	25
Non-hedge derivative gain and movement on bonds	—	—	(155)	—	(155)

Income/(loss) before income tax provision	104	(21)	257	(33)	307
Taxation expense	(26)	(1)	(59)	—	(86)
Equity income/(loss) in associates	6	(7)	—	—	(1)
Equity income/(loss) in subsidiaries	137	23	—	(160)	—

Income/(loss)	221	(6)	198	(193)	220
Preferred stock dividends	(9)	—	(9)	18	—

Net income/(loss)	212	(6)	189	(175)	220
Less: Net income attributable to noncontrolling interests	—	—	(8)	—	(8)

Net income/(loss) - attributable to AngloGold Ashanti	212	(6)	181	(175)	212

Comprehensive income	51	(7)	193	(178)	59
Comprehensive income attributable to noncontrolling interests	—	—	(8)	—	(8)

Comprehensive income attributable to AngloGold Ashanti	51	(7)	185	(178)	51

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Sales and other income	554	1	1,201	(36)	1,720
Product sales	524	—	1,182	—	1,706
Interest, dividends and other	30	1	19	(36)	14
Costs and expenses	437	25	644	(38)	1,068
Production costs	281	—	504	—	785
Exploration costs	8	2	65	—	75
Related party transactions	(4)	—	—	—	(4)
General and administrative expenses/(recoveries)	50	(3)	15	8	70
Royalties paid	12	—	36	—	48
Market development costs	—	—	1	—	1
Depreciation, depletion and amortization	80	—	109	—	189
Interest expense	1	17	26	—	44
Accretion expense	3	—	5	—	8
Employment severance costs	2	—	1	—	3
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	4	9	6	(46)	(27)
Non-hedge derivative gain and movement on bonds	—	—	(124)	—	(124)

Income/(loss) before income tax provision	117	(24)	557	2	652
Taxation expense	(38)	(1)	(226)	—	(265)
Equity income in associates	5	5	—	—	10
Equity income/(loss) in subsidiaries	310	185	—	(495)	—

Income/(loss)	394	165	331	(493)	397
Preferred stock dividends	(10)	—	(10)	20	—

Net income/(loss)	384	165	321	(473)	397
Less: Net income attributable to noncontrolling interests	—	—	(13)	—	(13)

Net income/(loss) - attributable to AngloGold Ashanti	384	165	308	(473)	384

Comprehensive income	486	171	333	(489)	501
Comprehensive income attributable to noncontrolling interests	—	—	(15)	—	(15)

Comprehensive income attributable to AngloGold Ashanti	486	171	318	(489)	486

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets

AT MARCH 31, 2013

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Current Assets	1,703	3,136	3,806	(6,138)	2,507
Cash and cash equivalents	36	356	288	—	680
Restricted cash	1	—	33	—	34
Receivables, inter-group balances and other current assets	1,666	2,780	3,485	(6,138)	1,793
Property, plant and equipment, net	1,905	—	5,271	—	7,176
Acquired properties, net	128	—	605	—	733
Goodwill	—	—	196	(3)	193
Other intangibles, net	55	—	64	—	119
Other long-term inventory	—	—	190	—	190
Materials on the leach pad	—	—	472	—	472
Other long-term assets and deferred taxation assets	5,010	4,681	1,222	(9,428)	1,485

Total assets	8,801	7,817	11,826	(15,569)	12,875

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	2,066	1,624	4,605	(6,585)	1,710
Other non-current liabilities	48	—	297	(15)	330
Long-term debt	28	1,740	1,102	—	2,870
Derivatives	—	—	1	—	1
Deferred taxation liabilities	486	—	635	2	1,123
Provision for environmental rehabilitation	130	—	605	—	735
Other accrued liabilities	—	—	29	—	29
Provision for pension and other post-retirement medical benefits	181	—	13	—	194
Commitments and contingencies	—	—	—	—	—
Equity	5,862	4,453	4,539	(8,971)	5,883
Stock issued	13	5,076	935	(6,011)	13
Additional paid in capital	8,814	573	220	(793)	8,814
Accumulated (deficit)/profit	(1,912)	(1,195)	(1,102)	2,297	(1,912)
Accumulated other comprehensive income and reserves	(1,053)	(1)	4,465	(4,464)	(1,053)
Total AngloGold Ashanti stockholders’ equity	5,862	4,453	4,518	(8,971)	5,862
Noncontrolling interests	—	—	21	—	21
Total liabilities and equity	8,801	7,817	11,826	(15,569)	12,875

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets

AT DECEMBER 31, 2012

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Current Assets	1,178	3,128	3,764	(5,280)	2,790
Cash and cash equivalents	98	537	257	—	892
Restricted cash	1	—	34	—	35
Receivables, inter-group balances and other current assets	1,079	2,591	3,473	(5,280)	1,863
Property, plant and equipment, net	2,046	—	5,189	—	7,235
Acquired properties, net	141	—	607	—	748
Goodwill	—	—	209	(16)	193
Other intangibles, net	53	—	59	—	112
Other long-term inventory	—	—	180	—	180
Materials on the leach pad	—	—	445	—	445
Other long-term assets and deferred taxation assets	4,875	4,506	1,098	(9,080)	1,399

Total assets	8,293	7,634	11,551	(14,376)	13,102

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,510	1,614	4,586	(5,751)	1,959
Other non-current liabilities	53	—	342	(16)	379
Long-term debt	31	1,739	980	—	2,750
Derivatives	—	—	10	—	10
Deferred taxation liabilities	520	—	635	2	1,157
Provision for environmental rehabilitation	157	—	601	—	758
Other accrued liabilities	—	—	32	—	32
Provision for pension and other post-retirement medical benefits	196	—	13	—	209
Commitments and contingencies	—	—	—	—	—
Equity	5,826	4,281	4,352	(8,611)	5,848
Stock issued	13	5,059	937	(5,996)	13
Additional paid in capital	8,808	540	231	(771)	8,808
Accumulated (deficit)/profit	(2,103)	(1,318)	(1,164)	2,482	(2,103)
Accumulated other comprehensive income and reserves	(892)	—	4,327	(4,327)	(892)
Total AngloGold Ashanti stockholders’ equity	5,826	4,281	4,331	(8,612)	5,826
Noncontrolling interests	—	—	21	1	22
Total liabilities and equity	8,293	7,634	11,551	(14,376)	13,102

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(unaudited)

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash provided by/(used) in operating activities	113	(198)	395	(18)	292
Net income/(loss)	212	(6)	189	(175)	220
Reconciled to net cash provided by/(used) in operations:
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(1)	1	26	4	30
Depreciation, depletion and amortization	67	—	139	—	206
Deferred taxation	13	—	2	—	15
Other non cash items	(223)	(16)	(50)	153	(136)
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	(1)	—	4	—	3

Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	93	(182)	89	—	—
Receivables	6	—	10	—	16
Inventories	13	—	(35)	—	(22)
Accounts payable and other current liabilities	(66)	5	21	—	(40)
Net cash used in investing activities	(97)	(134)	(283)	—	(514)
Acquisition of assets
Increase in non-current investments	—	(134)	(48)	—	(182)
Additions to property, plant and equipment	(96)	—	(252)	—	(348)
Interest capitalized and paid	—	—	(4)	—	(4)
Expenditure on intangible assets	(7)	—	(6)	—	(13)
Proceeds on sale of investments	—	—	27	—	27
Proceeds on disposal of subsidiary	1	—	—	—	1
Proceeds on disposal of associates and equity accounted joint ventures	5	—	—	—	5
Net cash (used)/generated by financing activities	(71)	152	(79)	18	20
Repayments of debt	(91)	—	(4)	—	(95)
Issuance of stock	15	50	(65)	—	—
Proceeds from debt	35	—	111	—	146
Debt issue costs	—	(5)	—	—	(5)
Dividends (paid)/received	(30)	107	(121)	18	(26)
Net (decrease)/increase in cash and cash equivalents	(55)	(180)	33	—	(202)
Effect of exchange rate changes on cash	(7)	(1)	(2)	—	(10)
Cash and cash equivalents - January 1,	98	537	257	—	892

Cash and cash equivalents - March 31,	36	356	288	—	680

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(unaudited)

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash provided by/(used) in operating activities	108	(38)	526	(20)	576
Net income/(loss)	384	165	321	(473)	397
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	5	9	24	(46)	(8)
Depreciation, depletion and amortization	80	—	109	—	189
Deferred taxation	5	—	97	—	102
Other non cash items	(404)	(190)	(3)	499	(98)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	20	—	2	—	22
Effect of changes in operating working capital items:

Net movement inter-group receivables and payables	39	(35)	(4)	—	—
Receivables	(18)	(1)	(37)	—	(56)
Inventories	(8)	—	(15)	—	(23)
Accounts payable and other current liabilities	5	14	32	—	51
Net cash used in investing activities	(108)	(21)	(252)	—	(381)
Increase in non-current investments	—	(41)	(43)	—	(84)
Net associates and equity accounted joint ventures loans advanced	—	—	(15)	—	(15)
Additions to property, plant and equipment	(103)	—	(209)	—	(312)
Interest capitalized and paid	—	—	(2)	—	(2)
Expenditure on intangible assets	(5)	—	(2)	—	(7)
Proceeds on sale of mining assets	—	—	1	—	1
Proceeds on sale of investments	—	—	36	—	36
Proceeds on disposal of associates and equity accounted joint ventures	—	20	—	—	20
Change in restricted cash	—	—	(18)	—	(18)
Net cash (used)/generated by financing activities	(111)	122	(144)	20	(113)
Repayments of debt	—	—	(4)	—	(4)
Issuance of stock	—	77	(77)	—	—
Debt issue costs	—	—	(8)	—	(8)
Dividends (paid)/received	(111)	45	(55)	20	(101)
Net (decrease)/increase in cash and cash equivalents	(111)	63	130	—	82
Effect of exchange rate changes on cash	18	—	4	—	22
Cash and cash equivalents - January 1,	388	458	266	—	1,112

Cash and cash equivalents - March 31,	295	521	400	—	1,216

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS ENDED MARCH 31, 2013 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion; references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the member states of the European Union participating in the Economic and Monetary Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to C$ are to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction

AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond its control, including its use as an investment, jewellery and industrial demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (IMF), global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affects the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the global gold production in any single year constitutes a small portion of the total potential supply of gold, short term variations in current production do not necessarily have a significant impact on the supply of gold or on its price. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

Labor union landscape in South Africa

The emergence of the Association of Mineworkers and Construction Union, a relative newcomer to the Group’s South African operations and the gold sector as a whole, may have impacted productivity as employees changed union affiliations and rivalry with the established National Union of Mineworkers increased. This was evidenced during the quarter by sporadic, unprotected work interruptions at some operations and some incidents of violence and intimidation. AngloGold Ashanti rejects violence and intimidation and is committed to safety, the rule of law, freedom of association for all employees, and seeks to structure collective bargaining relationships with all representative unions and worker associations to be consistent with these values. While the Company remains committed to a constructive dialogue with bona fide labor unions, it strongly opposes illegal behavior or intimidation of any kind by any employees or organizations forcing others to abrogate their responsibilities, or otherwise hinder others from performing their duties, to the organization.

Related party transactions

AngloGold Ashanti has entered into an agreement (“Agreement”) with Izingwe Property Managers (Proprietary) Limited (“Izingwe Property”) under which Izingwe Property will assist AngloGold Ashanti in the planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles will be those of development and project manager and main contractor. As at March 31, 2013 the terms of the Agreement called for payments from AngloGold Ashanti to Izingwe Property in the amount of $6.7 million in consideration for Izingwe Property’s services. Mr. Sipho Pityana, a non-executive director of the Company, is Chairman and a 44 percent shareholder of Izingwe Holdings (Proprietary) Limited (“Izingwe”), AngloGold Ashanti’s BEE partner. Izingwe Capital (Proprietary) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

Dividend

For the first quarter of 2013, in line with previous guidance, the Board has declared a dividend of 50 South African cents per share. The Board will continue to keep the level of return to shareholders under close review and will remain flexible as to the most effective way to achieve this.

Impact of exchange rate fluctuations

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs and net income tend to be adversely impacted by local currency strength and favorably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the exchange rate of the South African Rand, Brazilian Real, Australian Dollar and, to a lesser extent, the Argentinean Peso, Ghanaian Cedi and other local currencies against the US dollar.

During the first three months of 2013, the value of the rand weakened by 15 percent against the US dollar (based on the average exchange rates of R8.91 and R7.74 during the first three months of 2013 and 2012, respectively).

During the first three months of 2013, the value of the Australian dollar weakened by 1 percent against the US dollar (based on the average exchange rates of A$0.96 and A$0.95 during the first three months of 2013 and 2012, respectively). During the first three months of 2013, the value of the Brazilian real weakened by 13 percent against the US dollar (based on the average exchange rates of BRL2.00 and BRL1.77 during the first three months of 2013 and 2012, respectively).

Since March 31, 2013, the value of the rand has further weakened against the US dollar, exceeding R10 per US dollar. As of July 1, 2013, the value of the rand against the US dollar was R9.903.

Operating review for the three months ended March 31, 2013

Presented in the table below is selected operating data for AngloGold Ashanti for the three months ended March 31, 2013 and 2012. The operating data gives effect to acquisitions and dispositions as of their effective dates:

Operating data for AngloGold Ashanti	Three months ended March 31,
	2013	2012

Total gold production (000 oz) (1)	899	981
Capital expenditure ($ million) (1)(2)	476	354

(1)	Including equity accounted joint ventures.
(2)	Including noncontrolling interests.

Gold production

AngloGold Ashanti’s total gold production for the three months ended March 31, 2013 decreased by approximately 80,000 ounces, or approximately 8 percent, to 0.90 million ounces from 0.98 million ounces produced in the same period in 2012. At the South African operations, mainly Mponeng, quarterly performance was adversely affected by increased seismic activity and the ongoing safety stoppages. Output was also negatively affected by a lightning strike at a major Eskom regional substation which cut power supplies to Mponeng and surrounding mines for three days, resulting in a production loss of about 20,000 ounces.

In Continental Africa lower production was recorded at Geita, in Tanzania, due to the planned shutdown and replacement of the SAG Mill and lower volumes at Obuasi, in Ghana, due to ventilation issues, unfilled voids and lower developed reserves. In the Americas region, at Cripple Creek & Victor, lower production was recorded due to ore being placed further from the liner and ore containing less recoverable ounces in 2013.

The reduction in gold production during the first quarter of 2013, when compared to the same period in 2012, was partially offset by increased production at Serra Grande, in the Americas region, due to the increase from 50 percent to 100 percent ownership effective July 1, 2012. The reduction in gold production at the South Africa operations was offset by 24,000 ounces resulting from the production of First Uranium (Pty) Limited acquired on July 20, 2012.

Capital expenditures

Total capital expenditure of $476 million was recorded during the three months ended March 31, 2013 compared to $354 million in the same period in 2012. This represented a $122 million, or 34 percent, increase from the same period in 2012. The increased capital expenditure during the three months ended March 31, 2013 compared to the same period in 2012 was primarily due to higher spending on growth related projects. In particular, capital expenditure during the three months ended March 31, 2013 was greater than it was in the same period in 2012 at Tropicana by $49 million, the Kibali joint venture by $53 million and Cripple Creek & Victor by $15 million, where the Company is either building new mines or expanding current ones.

Tropicana, the Kibali joint venture and Cripple Creek & Victor remain on track and on budget. Tropicana is expected to pour gold in the fourth quarter of 2013, and Kibali is expected to pour gold by the end of the year. Furthermore, at Cripple Creek & Victor, the high grade mill is expected to be commissioned in September 2014 and to deliver a gradual ramp up in production in 2015.

As indicated in November 2012, project capital expenditure has been suspended at Mongbwalu in the DRC (target exploration continues) and has been significantly decreased at Sadiola, in Mali. Additionally, the timing of the deepening projects at Mponeng and Moab Khotsong in South Africa are being assessed, while technological initiatives in the region are being fast-tracked to bring forward production from hard-to-access, higher margin areas.

Comparison of financial performance on a segment basis for the three months ended March 31, 2013 and 2012

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Committee, in evaluating operating performance of the Company and making resource allocation decisions.

Revenues

	Three months ended March 31,
	2013		2012
	(unaudited)		(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Category of activity
Product sales	1,463		1,706
Interest, dividends and other	11		14

Total revenues	1,474		1,720

Geographical area data
South Africa	517	35%	529	31%
Continental Africa	535	36%	728	42%
Australasia	95	7%	115	7%
Americas	393	27%	427	25%
Other, including Corporate and Non-gold producing subsidiaries	4	0%	7	0%

	1,544	105%	1,806	105%
Less: Equity method investments included above	(70)	(5%)	(86)	(5%)

Total revenues	1,474	100%	1,720	100%

Assets

	At March 31, 2013		At December 31, 2012
	(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Geographical area data
Total segment assets
South Africa	3,225	25%	3,570	27%
Continental Africa	4,966	39%	4,752	36%
Australasia	1,093	8%	1,007	8%
Americas	2,880	22%	2,894	22%
Other, including Corporate and Non-gold producing subsidiaries	711	6%	879	7%

Total segment assets	12,875	100%	13,102	100%

Comparison of financial performance for the three months ended March 31, 2013 and 2012

Financial performance of AngloGold Ashanti	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Revenue	1,474	1,720
Cost and expenses	1,167	1,068
Taxation expense	(86)	(265)
Equity (loss)/income in associates	(1)	10
Net income attributable to noncontrolling interests	(8)	(13)
Net income - attributable to AngloGold Ashanti	212	384

Comparison of financial performance for the three months ended March 31, 2013 and 2012

Revenues

Revenues from product sales and other income decreased from $1,720 million in the first three months of 2012 to $1,474 million in the same period of 2013, representing a 14 percent decrease over the period in 2012. This was primarily due to a $59 per ounce decrease in the average spot price of gold from $1,691 per ounce for the three months ended March 31, 2012, to $1,632 per ounce during the three months ended March 31, 2013 as well as the decrease in production of some 80,000 ounces from 0.98 million ounces produced for the three months ended March 31, 2012 to 0.90 million ounces for the same period in 2013. The price of gold has continued to be volatile in recent months, dipping below $1,400 per ounce in both April and May 2013 and averaging $1,347 per ounce in June 2013. On July 1, 2013 the afternoon fixing price for gold on the London Bullion Market was $1,242. Substantially all product sales consisted of US dollar-denominated gold sales.

A sustained period of significant gold price volatility may adversely affect the Company’s ability to evaluate the feasibility of undertaking new capital projects, or the continuity of existing operations, or to make other long-term strategic decisions. The use of lower gold prices in reserve calculations and life-of-mine plans could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges. As a result of the recent sustained decline in the gold price and in connection with the preparation of our second quarter of 2013 financial results, the Company advises that it will be testing the carrying values of its mining assets and goodwill for any impairment and may record impairment charges in the second quarter.

Production costs

During the three months ended March 31, 2013, AngloGold Ashanti incurred production costs of $835 million representing an increase of $50 million, or 6 percent, from $785 million recorded for the same period in 2012. This increase was primarily due to an increase of $23 million in labor costs in all the regions, an increase of $32 million in contractor costs at Tropicana in Australia and at Obuasi and Iduapriem both in Ghana as well as an increase in inventory adjustments of $34 million in South Africa. These increases were partially offset by a decrease in service related costs of $21 million in South Africa, a decrease in the cost of fuel of $10 million at Siguiri in Guinea, a decrease of $4 million in fuel at Geita in Tanzania and the weakening of local currencies against the US dollar relating mainly to South Africa and Australia.

Interest expense

Interest expense increased by $16 million to $60 million in the three months ended March 31, 2013, compared to $44 million recorded in the same period in 2012 mainly due to higher borrowing levels compared to 2012.

Loss/profit on sale of assets, realization of loans, indirect taxes and other

In the three months ended March 31, 2013, the Company recorded a loss on sale of assets, realization of loans, indirect taxes and other of $25 million. The loss includes indirect tax expenses and legal claims in Continental Africa, South Africa and Brazil, a loss on disposal of land, equipment and assets, mineral rights and exploration properties, impairment of investments and inventory write-off at Geita. The loss was partially offset by royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine).

In the three months ended March 31, 2012, the Company recorded a profit on sale of assets, realization of loans, indirect taxes and other of $27 million. The profit includes royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and a profit of $20 million on the sale of AngloGold Ashanti-Polymetal Strategic Alliance to Polyholding Limited, partially offset by indirect tax expenses and legal claims in Continental Africa, United States of America and Argentina.

Non-hedge derivative gain/loss and movement on bonds

Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $15 million was recorded in the three months ended March 31, 2013, compared to a gain of $43 million in the same period of 2012 relating to the use of non-hedging instruments. The gain on non-hedge derivatives recorded in the three months ended March 31, 2013 was due to the fair value gain of the conversion features of convertible bonds and movements on other commodity contracts during the period. Non-hedge derivatives and movement on bonds recorded in the three months ended March 31, 2013 and 2012 included:

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Gain on unrealized non-hedge derivatives	6	—
Fair value gain on option component of convertible bonds	9	43

	15	43

Movement on bonds

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Fair value gain on mandatory convertible bonds	140	81

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price of these bonds.

Taxation expense

A net taxation expense of $86 million was recorded in the three months ended March 31, 2013 compared to a net expense of $265 million in the same period in 2012. Deferred tax charges in the three months ended March 31, 2013 amounted to $15 million compared to $102 million in the same period in 2012 due primarily to the increase in enacted statutory taxation rate (from 25 percent to 30 percent) in 2012 in Ghana not being repeated in 2013. Charges for current tax in the three months ended March 31, 2013 amounted to $71 million compared to $163 million in the same period in 2012. The lower current taxation in 2013 is mainly due to lower earnings resulting from increased operating costs, lower production and a decrease in the gold price.

Noncontrolling interests net income

Net income attributable to noncontrolling interests decreased from $13 million in the three months ended March 31, 2012 to $8 million in the three months ended March 31, 2013, primarily due to the acquisition of the remaining 50 percent stake in Serra Grande in Brazil during the second quarter of 2012.

Net income

Net income of $220 million was recorded during the three months ended March 31, 2013 compared to a net income of $397 million during the three months ended March 31, 2012. The decrease was primarily due to increased cost and expenses and decreased revenue from product sales due to the decreased production and the decrease of the average spot price of gold, from $1,691 per ounce for the three months ended March 31, 2012 to $1,632 per ounce for the three months ended March 31, 2013. The net income attributable to AngloGold Ashanti (after allowing for non-controlling interests) amounted to $212 million for the three months to March 31, 2013 compared to a net income of $384 million for the same period in 2012.

Liquidity and capital resources

Net cash provided by operating activities was $292 million in the three months ended March 31, 2013, a decrease of $284 million when compared to net cash provided by operating activities of $576 million for the comparable period in 2012. This was primarily as a result of higher costs and expenses, a lower production and lower gold price in the three months ended March 31, 2013 relative to the same period in 2012. Net cash outflow from operating working capital items amounted to $46 million in the three months ended March 31, 2013, compared to a net cash inflow of $28 million for the same period in 2012 mainly related to trade payables.

Investing activities in the three months ended March 31, 2013 resulted in a net cash outflow of $514 million compared to a net cash outflow of $381 million in the three months ended March 31, 2012. Additions to property, plant and equipment, which included capital expenditure of $348 million compared to $312 million in the same period in 2012, were recorded in the three months ended March 31, 2013. Contributions to associates and equity accounted joint ventures during the three months ended March 31, 2013 of $150 million, included $133 million relating to the Kibali joint venture.

Financing activities in the three months ended March 31, 2013 resulted in an inflow of $20 million compared to an outflow of $113 million in the three months ended March 31, 2012. Cash outflows from loan repayments amounted to $95 million relating to normal scheduled loan repayments. Debt issue costs of $5 million were paid on the $750 million syndicated bridge loan facility entered into in February 2013. Cash inflows from proceeds from loans in the three months ended March 31, 2013 amounted to $146 million and included $110 million drawn down on the A$600 million syndicated loan to fund working capital requirements on the Tropicana project. The Company made dividend payments of $26 million during the three months ended March 31, 2013 compared to $101 million for the same period in 2012.

As a result of the items discussed above, at March 31, 2013 AngloGold Ashanti had $680 million of cash and cash equivalents compared with $892 million at December 31, 2012, a decrease of $212 million. Cash classified as restricted amounted to $63 million (Ghana $24 million, South Africa $16 million and Australia $23 million) at March 31, 2013, compared to $64 million (Ghana $23 million, South Africa $18 million and Australia $23 million) at December 31, 2012. At March 31, 2013, the Company had a total of $2,080 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects. As at March 31, 2013, $1,210 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $1,946 million had been authorized but not yet contracted for, as described in note N “Commitments and contingencies” to the condensed consolidated financial statements. AngloGold Ashanti intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the volume of foreign exchange that occurs in relation to AngloGold Ashanti operations in foreign countries. In addition, distributions from joint ventures are subject to the relevant board approval.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. For a full discussion of the Company’s critical accounting policies, please see “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies” and the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and as at December 31, 2012 and 2011 and footnotes thereto included in the Company's Form 20-F for the year ended December 31, 2012, which was filed with the SEC on April 26, 2013.

Recent accounting pronouncements - adopted and issued

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.

Contractual obligations

In addition to the contractual obligations disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, during the three months ended March 31, 2013 the Company made normal scheduled loan repayments of $95 million. Cash inflows from proceeds from loans amounted to $146 million for this period and included $110 million drawn down on the A$600 million syndicated loan to fund working capital requirements on the Tropicana project.

For a further description and discussion of the Company’s outstanding debt as at March 31, 2013, see note D “Debt” to the condensed consolidated financial statements.

As at March 31, 2013, the estimated fair value of derivatives (the conversion features of convertible bonds) amounted to $nil million compared to negative $9 million at December 31, 2012.

Recent developments

On April 30, 2013, the Company announced its intention to sell the Navachab gold mine. The mine is included in the Continental Africa reporting segment and is situated in Namibia. Management has selected a number of potential bidders who meet management’s qualifying criteria and have asked them to submit binding bids. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed. For more information see note O “Recent developments” to the condensed financial statements.

On May 8, 2013, AngloGold Ashanti announced the appointment of Mr Srinivasan Venkatakrishnan as Chief Executive Officer with immediate effect.

On May 21, 2013, AngloGold Ashanti announced the appointment of Mr Richard Duffy as Chief Financial Officer with effect from June 1, 2013. Mr Duffy was also appointed as an executive director of the Company on June 1, 2013.

On June 7, 2013, the JSE Limited granted AngloGold Ashanti the listing of its Senior Unsecured Floating Rate Notes of R340 million, due December 4, 2013, and Senior Unsecured Floating Rate Notes of R505 million, due June 6, 2014, under its R10 billion Domestic Medium Term Note Program dated June 29, 2012.

Forward-looking statements

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity, capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's 2012 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on April 26, 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 2, 2013	By:	/s/ ME SANZ

	Name:	ME Sanz
	Title:	Group General Counsel
and Company Secretary